Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St
Vancouver , B.C. V6C 3E8
(the “Company”)

Telephone: (604) 685-6375

Item 2.	Date of Material Change

April 24, 2007

Item 3.	News Release

News Release dated April 24, 2007 was disseminated via Canada Stockwatch and Market News Publishing Inc. and filed on SEDAR on April 24, 2007.

Item 4.	Summary of Material Change

Closing of a 2,350,000 unit non-brokered financing (the “Private Placement”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Further to the Company’s news release dated March 19, 2007 announcing the Private Placement, under the Company’s news release dated April 24, 2007, the Company announced the closing of the Private Placement, for gross proceeds of $587,500 by way of the issuance of 2,350,000 units of the Company at a price of $0.25 per unit. Each unit consists of one common share and one two year transferable common share purchase warrant at an exercise price of $0.35.

55,000 finder’s units were issued in accordance with the same terms of the units issued to the subscribers to this Private Placement.

The warrants in this Private Placement, both to placees and to the finder, are exercisable up to and including April 19, 2009.

All shares issued pursuant to this Private Placement, together with any shares issuable on the exercise of warrants have a hold period expiring August 20, 2007.

The net proceeds of this Private Placement will be used for acquisition and exploration of mineral properties in Nevada and New Mexico and for general working capital purposes.

5.2	Disclosure of Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 24th day of April, 2007.

/s/ Robert Bick
Mr. Robert Bick
Chief Executive Officer